SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No.)



(Name of Issuer) 		 Presidential Life Corporation

(Title of Class of Securities)	 Common Stock

(CUSIP Number)		         740884101


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        Paul J. Isaac
			149 Fifth Avenue, 15th Floor
			New York, NY 10010
		        (212) 650-4670

(Date of Event which Requires Filing of this Statement)

                        August 24, 2011

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.  x

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)


CUSIP No. 740884101

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

            Fort Hoosac Management, LLC


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        AF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

               NA


	8.	Shared Voting Power

                1,971,739

	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		1,971,739

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        1,971,739

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	6.7%  Fort Hoosac Management, LLC

14.	Type of Reporting Person (see instructions)

        IA


CUSIP No. 740884101

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

            Paul J. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        N/A

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

               NA


	8.	Shared Voting Power

                1,971,739

	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		1,971,739

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        1,971,739

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	6.7%

14.	Type of Reporting Person (see instructions)

        HC


CUSIP No. 740884101

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

            Arbiter Partners QP, LP


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        WC

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

               NA


	8.	Shared Voting Power

                1,940,339

	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		1,940,339

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        1,940,339

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	6.6% Arbiter Partners QP, LP

14.	Type of Reporting Person (see instructions)

        PN



CUSIP No. 740884101


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

               Isaac Brothers, LLC


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        WC

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                 10,000



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        10,000

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.03% Isaac Brothers, LLC

14.	Type of Reporting Person (see instructions)

        PN


CUSIP No. 740884101


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

Karen Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                  1,400



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 1,400

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,400

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.01% Karen Isaac

14.	Type of Reporting Person (see instructions)

        IN

CUSIP No. 740884101


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Abigail Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                 10,000


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

          10,000


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.03%  Abigail Isaac

14.	Type of Reporting Person (see instructions)

        IN


Item 1. Security and Issuer


        Common Stock
        Presidential Life Corp.
        69 Lydecker Street
        Nyack, NY 10960

Item 2. Identity and Background

(a) Name
(b) Residence or business address

Fort Hoosac Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010
	Paul J. Isaac - manager

Arbiter Partners QP, LP
	149 Fifth Avenue, 15th Floor
	New York, New York 10010
	Paul J. Isaac - manager

Isaac Brothers, LLC
75 Prospect Avenue
Larchmont, New York 10538
	Paul J. Isaac - manager
Daniel H. Isaac - member
Frederick J. Isaac - member

Karen Isaac
75 Prospect Avenue
Larchmont, New York 10538

Abigail Isaac
75 Prospect Avenue
Larchmont, New York 10538



 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;


        Please see section (b)


 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty n imposed, or other disposition of the case;

        None

 (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

        None

(f) Citizenship.

        United States


Item 3. Source and Amount of Funds or Other Consideration

Purchases for Arbiter Partners QP, LP, a securities investment partnership, were made with working capital for partnership investment.


Purchases for Isaac Brothers, LLC were made with working capital for personal investment.


Purchases for Karen Isaac were made with cash for personal investment

Purchases for Abigail Isaac were made with cash for personal investment


Item 4. Purpose of Transaction

The purchase of 1,940,339 common shares of Presidential Life Corporation by Arbiter Partners QP, LP was made for investment purposes.


The purchase of 10,000 common shares of Presidential Life Corporation by Isaac Brothers, LLC was made for investment purposes.


The purchase of 1,400 common shares of Presidential Life Corporation by Karen Isaac Grandchildren's Trust was made for investment purposes.


The purchase of 10,000 common shares of Presidential Life Corporation by Abigail Isaac was made for investment purposes.

On August 24, 2011, Ross Levin, Director of Research and minority member of Fort Hoosac Management, LLC was elected to the board of directors of the issuer at the issuer's annual meeting of shareholders. Except to the extent, if any, that might be deemed to be the case by virtue of Mr. Levin's election and service as a director, Fort Hoosac Management, LLC does not hold the Shares with a purpose or effect of changing or influencing control of the issuer, and the filing of this Statement is not an admission that such a filing is required on the part of Fort Hoosac Management Other than set forth above, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intendto review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock and other relevant parties concerning the business, operations,governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investments in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Persons reserve the right to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;


Arbiter Partners QP, LP holds 1,940,339 common shares of
Presidential Life Corporation, or 6.6%.

Isaac Brothers, LLC holds 10,000 common shares of Presidential Life Corporation, or 0.03%.

Karen Isaac holds 1,400 common shares
of Presidential Life Corporation or 0.01%


Abigail Isaac holds 10,000 common shares of Presidential Life Corporation or 0.03%


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


Arbiter Partners QP, LP, managed by Paul J. Isaac, owns 1,940,339 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 1,940,339 shares.


Isaac Brothers, LLC managed by Paul J. Isaac, owns 10,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 10,000 shares.


Karen Isaac, owns 1,400 shares of common stock. Paul J. Isaac has shared power tovote or to direct the vote and shared power to dispose or to direct the disposition of all such 1,400 shares.


Abigail Isaac owns 10,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 10,000 shares.




(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-
191), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.


(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        NA


(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

NA

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none



Item 7. Material to Be Filed as Exhibits

none


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 02, 2011



Paul J. Isaac
Manager, Fort Hoosac Management, LLC, Arbiter Partners QP, LP, and Isaac Brothers, LLC